SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30891; 812-14140]

USAA Asset Management Company, et al.; Notice of Application

January 23, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and

rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections

17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from

sections 12(d)(1)(A) and (B) of the Act.

Applicants: USAA Asset Management Company ("USAA AMC"), USAA Investment

Management Company ("USAA IMC"), and USAA ETF Trust (the "Trust").

Summary of Application: Applicants request an order that permits: (a) actively-managed series

of certain open-end management investment companies to issue shares ("Shares") redeemable in

large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur

at negotiated market prices; (c) certain series to pay redemption proceeds, under certain

circumstances, more than seven days from the tender of Shares for redemption; (d) certain

affiliated persons of the series to deposit securities into, and receive securities from, the series in

connection with the purchase and redemption of Creation Units; and (e) certain registered

management investment companies and unit investment trusts outside of the same group of

investment companies as the series to acquire Shares.

Filing Dates: The application was filed on March 28, 2013, and amended on September 19,

2013, and January 17, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 18, 2014, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: 9800 Fredericksburg Road, San Antonio, TX 78288.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Trust will be registered as an open-end management investment company under the Act and is a statutory trust organized under the laws of Delaware. The Trust anticipates offering 14 initial series (the "Initial Funds") with distinct investment objectives and strategies, as described in the application.

2.   USAA AMC, a Delaware corporation with its principal office in San Antonio, Texas, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and will serve as investment adviser to the Initial Funds. The Advisor (as defined below) may in the future retain one or more sub-advisers (each a "Subadvisor") to manage the portfolios of the Funds (as defined below). Any Subadvisor will be registered under the Advisers Act or not subject to such registration. One or more registered broker-dealers under the Securities Exchange Act of 1934 ("Exchange Act," and such persons registered under the Exchange Act, "Brokers"), which may be an affiliate of the Advisor and/or Subadvisors , will act as the distributor and principal underwriter of the Funds (each a "Distributor").[1] USAA IMC, an affiliate of USAA AMC, will act as the Distributor for the Initial Funds.

3.   Applicants request that the order apply to the Initial Funds and any future series of the Trust as well as other open-end management companies that are exchange-traded funds ("ETFs") and that utilize active management investment strategies ("Future Funds"). Any Future Fund will (a) be advised by USAA AMC or an entity controlling, controlled by, or under common control with USAA AMC (each, an "Advisor"), and (b) comply with the terms and

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[1] Applicants request that the order also apply to future Distributors that comply with the terms and conditions of the application.

conditions of the application.[2] The Initial Funds and Future Funds together are the "Funds."

Each Fund will consist of a portfolio of securities (including fixed income and/or equity

securities) and/or currencies, other assets, and other positions traded in U.S. and/or non-U.S.

markets ("Portfolio Positions").[3] Funds may invest in "Depositary Receipts."[4] Each Fund will

operate as an actively managed ETF.

     4.   Applicants also request that any exemption under section 12(d)(1)(J) of the Act

from sections 12(d)(1)(A) and (B) apply to: (i) any Fund that is currently or subsequently part of

the same "group of investment companies" as the Initial Funds within the meaning of section

12(d)(1)(G)(ii) of the Act; (ii) any principal underwriter for the Fund; (iii) any Brokers selling

Shares of a Fund to an Investing Fund (as defined below); and (iv) each management investment

company or unit investment trust registered under the Act that is not part of the same "group of

investment companies" as the Funds within the meaning of section 12(d)(1)(G)(ii) of the Act and

that enters into a FOF Participation Agreement (as defined below) with a Fund (such

management investment companies, "Investing Management Companies," such unit investment

trusts, "Investing Trusts," and Investing Management Companies and Investing Trusts together,

"Investing Funds"). Investing Funds do not include the Funds.[5]

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[2] Any Advisor to a Future Fund will be registered as an investment adviser under the Advisers Act. All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

[3] If a Fund invests in derivatives, then (a) the board of trustees ("Board") of the Fund will periodically review and approve the Fund's use of derivatives and how the Advisor assesses and manages risk with respect to the Fund's use of derivatives, and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[4] Depositary Receipts are typically issued by a financial institution, a "depositary", and evidence ownership in a security or pool of securities that have been deposited with the depositary. A Fund will not invest in any Depositary Receipts that the Advisor or Subadvisor deems to be illiquid or for which pricing information is not readily available. No affiliated persons of applicants, any Future Fund, the Advisor, or any Subadvisor will serve as the depositary bank for any Depositary Receipts held by a Fund.

[5] An Investing Fund may rely on the order only to invest in Funds and not in any other registered investment company.

5.   Applicants anticipate that a Creation Unit will consist of at least 25,000 Shares and that the trading price of a Share will range from $10 to $200. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into a participant agreement with the Distributor and the transfer agent of the Fund ("Authorized Participant") with respect to the creation and redemption of Creation Units. An Authorized Participant is either: (a) a Broker or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission and affiliated with the Depository Trust Company ("DTC"), or (b) a participant in the DTC (such participant, "DTC Participant").

6.   In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[6] On any given Business Day[7] the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the "Creation Basket." In addition, the Creation Basket

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[6] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[7] Each Fund will sell and redeem Creation Units on any day the Fund is open for business, including as required by section 22(e) of the Act (each, a "Business Day").

will correspond pro rata to the positions in a Fund's portfolio (including cash positions),[8] except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond

certain minimum sizes needed for transfer and settlement; (b) for minor differences when

rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[9] or

(c) TBA Transactions,[10] short positions and other positions that cannot be transferred in kind[11]

will be excluded from the Creation Basket.[12] If there is a difference between the NAV

attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged

for the Creation Unit, the party conveying instruments with the lower value will also pay to the

other an amount in cash equal to that difference (the "Balancing Amount").

7.   Purchases and redemptions of Creation Units may be made in whole or in part on a

cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there

is a Balancing Amount, as described above; (b) if, on a given Business Day, a Fund announces

before the open of trading that all purchases, all redemptions or all purchases and redemptions on

that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from

an Authorized Participant, a Fund determines to require the purchase or redemption, as

applicable, to be made entirely in cash; (d) if, on a given Business Day, a Fund requires all

Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as

applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments,

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[8] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's net asset value ("NAV") for that Business Day.

[9] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[10] A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price.

[11] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[12] Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

respectively, solely because: (i) such instruments are not eligible for transfer through either the

NSCC or DTC; or (ii) in the case of Funds holding non-U.S. investments, such instruments are

not eligible for trading due to local trading restrictions, local restrictions on securities transfers or

other similar circumstances; or (e) if a Fund permits an Authorized Participant to deposit or

receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption

Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of

a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for

trading by an Authorized Participant or the investor on whose behalf the Authorized Participant

is acting; or (iii) a holder of Shares of a Fund holding non-U.S. investments would be subject to

unfavorable income tax treatment if the holder receives redemption proceeds in kind.[13]

8.   Each Business Day, before the open of trading on a national securities exchange, as

defined in section 2(a)(26) of the Act ("Stock Exchange"), on which Shares are listed, each Fund

will cause to be published through the NSCC the names and quantities of the instruments

comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day.

The published Creation Basket will apply until a new Creation Basket is announced on the

following Business Day, and there will be no intra-day changes to the Creation Basket except to

correct errors in the published Creation Basket. The Stock Exchange will disseminate every 15

seconds throughout the trading day through the facilities of the Consolidated Tape Association

an amount representing, on a per Share basis, the sum of the current value of the Portfolio

Positions that were publicly disclosed prior to the commencement of trading in Shares on the

Stock Exchange.

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[13] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

9.   A Fund may recoup the settlement costs charged by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (the "Transaction Fee"). The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Advisor to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.[14] All orders to purchase Creation Units will be placed with the Distributor by or through an Authorized Participant and the Distributor will transmit all purchase orders to the relevant Fund. The Distributor will be responsible for delivering a prospectus ("Prospectus") to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

10.   Shares will be listed and traded at negotiated prices on a Stock Exchange and traded in the secondary market. Applicants expect that Stock Exchange specialists ("Specialists") or market makers ("Market Makers") will be assigned to Shares. The price of Shares trading on the Stock Exchange will be based on a current bid/offer in the secondary market. Transactions involving the purchases and sales of Shares on the Stock Exchange will be subject to customary brokerage commissions and charges.

11.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Specialists or Market Makers, acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their

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[14] Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the cost to the Fund of buying those particular Deposit Instruments. In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

own market making activities.[15] Applicants expect that secondary market purchasers of Shares

will include both institutional and retail investors.[16] Applicants expect that arbitrage

opportunities created by the ability to continually purchase or redeem Creation Units at their

NAV per Share should ensure that the Shares will not trade at a material discount or premium in

relation to their NAV.

12.   Shares will not be individually redeemable and owners of Shares may acquire those

Shares from a Fund (other than pursuant to the Distribution Reinvestment Program as described

below), or tender such shares for redemption to the Fund, in Creation Units only. To redeem, an

investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests

must be placed by or through an Authorized Participant.

13.   Applicants will also give investors the option to purchase additional individual

Shares through a "Distribution Reinvestment Program." The Trust will make the DTC Dividend

Reinvestment Service available for use by the beneficial owners of Shares ("Beneficial Owners")

through DTC Participants for reinvestment of their cash dividends.[17] DTC Participants whose

customers participate in the program will have the distributions of their customers automatically

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[15] If Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Stock Exchange (including NYSE Arca), one or more member firms of that Stock Exchange will act as a Market Maker and maintain a market for Shares trading on that Stock Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker or Specialist will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares, as described below.

[16] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

[17] Some DTC Participants may not elect to utilize the DTC Dividend Reinvestment Service. Beneficial Owners will be encouraged to contact their broker to ascertain the availability of the DTC Dividend Reinvestment Service through such broker. The Prospectus will make clear to Beneficial Owners that the Distribution Reinvestment Program is optional and that its availability is determined by their broker, at its own discretion. Broker-dealers are not required to utilize the DTC Dividend Reinvestment Service, and may instead offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices or no dividend reinvestment program at all.

reinvested in additional whole Shares issued by the applicable Fund at NAV per Share. Shares

will be issued at NAV under the DTC Dividend Reinvestment Service regardless of whether the

Shares are trading in the secondary market at a premium or discount to NAV as of the time NAV

is calculated. Thus, Shares may be purchased through the DTC Dividend Reinvestment Service

at prices that are higher (or lower) than the contemporaneous secondary market trading price.

Applicants state that the DTC Dividend Reinvestment Service differs from dividend

reinvestment services offered by broker-dealers in two ways. First, in dividend reinvestment

programs typically offered by broker-dealers, the additional shares are purchased in the

secondary market at current market prices at a date and time determined by the broker-dealer at

its discretion. Shares purchased through the DTC Dividend Reinvestment Service are purchased

directly from the fund on the date of the distribution at the NAV per share on such date. Second,

in dividend reinvestment programs typically offered by broker-dealers, shareholders are typically

charged a brokerage or other fee in connection with the secondary market purchase of shares.

Applicants state that brokers providing the DTC Dividend Reinvestment Service to their

customers will determine whether to charge Beneficial Owners a fee for this service, but that

brokers typically do not charge customers such fees.

14.   Applicants state that the DTC Dividend Reinvestment Service will be operated by

DTC in exactly the same way it runs such service for other open-end management investment

companies. The initial decision to participate in the DTC Dividend Reinvestment Service is

made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Dividend

Reinvestment Service, it offers its customers the option to participate. Beneficial Owners will

have to make an affirmative election to participate by completing an election notice. Before

electing to participate, Beneficial Owners will receive disclosure describing the terms of the

DTC Dividend Reinvestment Service and the consequences of participation. This disclosure will include a clear and concise explanation that under the Distribution Reinvestment Program, Shares will be issued at NAV, which could result in such Shares being acquired at a price higher or lower than that at which they could be sold in the secondary market on the day they are issued (this will also be clearly disclosed in the Prospectus).

15. Neither the Trust nor any Fund will be marketed or otherwise held out as a "mutual fund." Instead, each Fund will be marketed as an "actively-managed exchange-traded fund." In any advertising material where features of obtaining, buying or selling Creation Units or Shares are described, or where there is reference to redeemability, there will be an appropriate statement to the effect that Shares are not individually redeemable.

16. The Funds' website, which will be publicly available prior to the public offering of Shares, will include a Prospectus and additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.[18]

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[18] Applicants note that under accounting procedures followed by the Funds, trades made on the prior Business Day will be booked and reflected in NAV on the current Business Day. Accordingly, each Fund will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for its NAV calculation at the end of such Business Day.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit each Fund to redeem Shares in Creation Units only. Applicants state that investors may purchase Shares from each Fund only in Creation Units (or through a Distribution Reinvestment Program) and redeem Shares from each Fund only in Creation Units. Applicants further state that because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been

designed to (a) prevent dilution caused by certain riskless-trading schemes by principal

underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment

among buyers resulting from sales at different prices, and (c) ensure an orderly distribution

system of investment company shares by eliminating price competition from brokers offering

shares at less than the published sales price and repurchasing shares at more than the published

redemption price.

      6.   Applicants believe that none of these purposes will be thwarted by permitting

Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary

market trading in Shares does not involve the Funds as parties and cannot result in dilution of an

investment in Shares, and (b) to the extent different prices exist during a given trading day, or

from day to day, such variances occur as a result of third-party market forces, such as supply and

demand. Therefore, applicants assert that secondary market transactions in Shares will not lead

to discrimination or preferential treatment among purchasers. Finally, applicants contend that

the proposed distribution system will be orderly because arbitrage activity should ensure that the

difference between the market price of Shares and their NAV remains immaterial.

Section 22(e) of the Act

      7.   Section 22(e) of the Act generally prohibits a registered investment company

from suspending the right of redemption or postponing the date of payment of redemption

proceeds for more than seven days after the tender of a security for redemption. Applicants

observe that settlement of redemptions of Creation Units of Funds holding non-U.S. investments

is contingent not only on the settlement cycle of the U.S. securities markets but also on the

delivery cycles present in foreign markets in which those Funds invest. Applicants are aware

that, under certain circumstances, the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local market holiday schedules, will require a delivery process

of up to 14 calendar days. Applicants therefore request relief from section 22(e) in order to

provide payment or satisfaction of redemptions within the maximum number of calendar days

required for such payment or satisfaction in the principal local markets where transactions in the

Portfolio Positions of each Fund holding non-U.S. investments customarily clear and settle, but

in all cases no later than 14 calendar days following the tender of a Creation Unit.[19]

8.   Applicants state that section 22(e) was designed to prevent unreasonable,

undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants

assert that the requested relief will not lead to the problems that section 22(e) was designed to

prevent. Applicants state that allowing redemption payments for Creation Units of a Fund to be

made within a maximum of 14 calendar days would not be inconsistent with the spirit and intent

of section 22(e). Applicants state each Fund holding non-U.S. investments' statement of

additional information ("SAI") will disclose those local holidays (over the period of at least one

year following the date of the SAI), if any, that are expected to prevent the delivery of

redemption proceeds in seven calendar days and the maximum number of days needed to deliver

the proceeds for each affected Fund holding non-U.S. investments. Applicants are not seeking

relief from section 22(e) with respect to Funds holding non-U.S. investments that do not effect

redemptions in-kind.

Section 12(d)(1) of the Act

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from

acquiring shares of an investment company if the securities represent more than 3% of the total

outstanding voting stock of the acquired company, more than 5% of the total assets of the

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[19] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that it may otherwise have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Broker to sell Shares to Investing Funds in excess of the limits in section 12(d)(l)(B) of the Act. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.

11.   Applicants submit that their proposed conditions address any concerns regarding the potential for undue influence. To limit the control that an Investing Fund may have over a Fund, applicants propose a condition prohibiting the adviser of an Investing Management Company ("Investing Fund Advisor"), sponsor of an Investing Trust ("Sponsor"), any person controlling, controlled by, or under common control with the Investing Fund Advisor or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Advisor, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Advisor or Sponsor ("Investing Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition

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would apply to any sub-adviser to an Investing Management Company ("Investing Fund Sub-Advisor"), any person controlling, controlled by or under common control with the Investing Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Advisor or any person controlling, controlled by or under common control with the Investing Fund Sub-Advisor ("Investing Fund's Sub-Advisory Group").

12.   Applicants propose a condition to ensure that no Investing Fund or Investing Fund Affiliate[20] (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund Sub-Advisor, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund Sub-Advisor, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

13.   Applicants propose several conditions to address the potential for layering of fees. Applicants note that the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the

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[20] An "Investing Fund Affiliate" is any Investing Fund Advisor, Investing Fund Sub-Advisor, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities. "Fund Affiliate" is an investment adviser, promoter, or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. Applicants also state that any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[21]

14.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that the Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act), or (b) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to (i) acquire shares of other investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

15.   To ensure that an Investing Fund is aware of the terms and conditions of the requested order, the Investing Funds must enter into an agreement with the respective Funds ("FOF Participation Agreement"). The FOF Participation Agreement will include an acknowledgement from the Investing Fund that it may rely on the order only to invest in a Fund and not in any other investment company.

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[21] Any reference to NASD Conduct Rule 2830 includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

Sections 17(a)(1) and (2) of the Act

16. Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. Each Fund may be deemed to be controlled by an Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Advisor (an "Affiliated Fund").

17. Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds.[22] Applicants also request an exemption in order to permit a Fund to sell its Shares to and redeem its Shares from, and engage in any in-kind transactions that

[22] Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or second-tier affiliates.[23]

18.   Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchasers and redeemers, respectively, and will correspond *pro rata* to the Fund's Portfolio Positions, except as described above. The deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be the same for all purchases and redemptions. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Positions currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner, regardless of the identity of the purchaser or redeemer. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of the Fund.

19.   Applicants also submit that the sale of Shares to and redemption of Shares from an Investing Fund meets the standards for relief under sections 17(b) and 6(c) of the Act. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund's registration statement. Applicants note that any consideration paid for the purchase or

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[23] To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover any in-kind transactions that would accompany such sales and redemptions.

redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund's registration statement.[24] Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

Distribution Reinvestment Relief

20.   Applicants also seek an order to permit the Funds to operate the Distribution Reinvestment Program. Applicants state that the Distribution Reinvestment Program is reasonable and fair because it is voluntary and each Beneficial Owner will have in advance accurate and explicit information that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation. The Distribution Reinvestment Program does not involve any overreaching on the part of any person concerned because it operates the same for each Beneficial Owner who elects to participate, and is structured in the public interest because it is designed to give those Beneficial Owners who elect to participate a convenient and efficient method to reinvest distributions without paying a brokerage commission. In addition, although brokers providing the Distribution Reinvestment Program could charge a fee, applicants represent that typically brokers do not charge for this service.

21.   Applicants do not believe that the issuance of Shares under the Distribution Reinvestment Program will have a material effect on the overall operation of the Funds, including on the efficiency of the arbitrage mechanism inherent in ETFs. In addition, applicants do not believe that providing Beneficial Owners with an added optional benefit (the ability to reinvest in Shares at NAV) will change the Beneficial Owners' expectations about the Funds or

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[24] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of the Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

the fact that individual Shares trade at secondary market prices. Applicants believe that

Beneficial Owners (other than Authorized Participants) generally expect to buy and sell

individual Shares only through secondary market transactions at market prices and that such

owners will not be confused by the Distribution Reinvestment Program. Therefore, applicants

believe that the Distribution Reinvestment Program meets the standards for relief under section

6(c) of the Act.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be

subject to the following conditions:

A.   ETF Relief

1.   As long as the Funds operate in reliance on the requested order, the Shares of the

Funds will be listed on a Stock Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end

investment company or a mutual fund. Any advertising material that describes the purchase or

sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not

individually redeemable and that owners of the Shares may acquire those Shares from the Fund

(other than pursuant to the Distribution Reinvestment Program) and tender those Shares for

redemption to the Fund in Creation Units only.

3.   The website for the Funds, which is and will be publicly accessible at no charge,

will contain, on a per Share basis, for each Fund the prior Business Day's NAV and the market

closing price or Bid/Ask Price, and a calculation of the premium or discount of the market

closing price or Bid/Ask Price against such NAV.

4.   On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

5.   The Advisor or any Subadvisor, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds.

B.   12(d)(1) Relief

1.   The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Advisor or a person controlling, controlled by or under common control with

the Investing Fund Sub-Advisor acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

  2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

  3. The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Advisor and any Investing Fund Sub-Advisor are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

  4. Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the disinterested directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment advisor(s), or any person controlling, controlled by or under common control with such investment advisor(s).

  5. The Investing Fund Advisor, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation

(including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Investing Fund Advisor, or Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, or Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Advisor will waive fees otherwise payable to the Investing Fund Sub-Advisor, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Advisor, or an affiliated person of the Investing Fund Sub-Advisor, other than any advisory fees paid to the Investing Fund Sub-Advisor or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Advisor. In the event that the Investing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment advisor to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7. The Board of a Fund, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i)

whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisors, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of

the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund relying on the section 12(d)(1) relief will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that the Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act), or (b) acquires securities of another investment company pursuant to exemptive relief from the

Commission permitting the Fund to (i) acquire shares of other investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary